NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

P.E. 12-11-07



07085572

RECD S.E.C.
DEC 2 6 2007
1086

December 26, 2007

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/26/2007

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 11, 2007 concerning the submission to Bank of America by William C B Lynch. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: William C B Lynch
79 Harbor View Street
Boston, MA 02125



RECEIVED

2007 DEC 12 PM 3:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 11, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposals Submitted by William C B Lynch

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposals described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received several proposals on October 12, 2007 (the "Proposals") from William C B Lynch (the "Proponent") for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposals are attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and

2. Six copies of the Proposals.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposals from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSALS

The Proposals relate to various topics and, in several instances, the Proposals are not clear.

REASONS FOR EXCLUSION OF PROPOSALS

The Corporation believes that the Proposals may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(b), 14a-8(c) and Rule 14a-8(f). The Proposals may be excluded under Rule 14a-8(b) and 14a-8(f) because the Proponent has not provided the documentary support necessary to submit the Proposals and has not provided a written statement that he intends to hold his stock in the Corporation through the date of the 2008 Annual Meeting. In addition, the Proposals may be excluded under Rule 14a-8(c) and Rule 14a-(8)(f) because the Proponent has submitted multiple proposals in violation of the one proposal rule.

1. The Corporation may omit the Proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the documentary support necessary to submit the Proposals and has not provided a written statement that he intends to hold his stock through the date of the 2008 Annual Meeting.

Rule 14a-8(b) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the 2008 Annual Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Corporation's securities entitled to be voted on the shareholder proposal at the 2008 Annual Meeting for at least one year by the date the Proponent submitted the Proposals, and the Proponent must state that he will continue to hold those securities through the date of the 2008 Annual Meeting. As described below, the Proponent does not satisfy the foregoing securities ownership requirements of Rule 14a-8(b) and, therefore, is not eligible to submit the Proposals.

On October 12, 2007, the Corporation received the Proponent's Proposals. On the bottom of the submission there is a vague reference to "20.1421 shares." The submission makes no further statement regarding the stock ownership of the Proponent. Upon receipt of the Proposals, the

Corporation confirmed that the Proponent was the record owner of 20.1412 shares of the Corporation's common stock, having a market value of approximately $1,035. At no time during the 60 calendar days preceding October 12, 2007, the date of submission of the Proposals, did the market value of these 20.1421 shares of common stock exceed $2,000.[1] In addition, there were in excess of 4.4 billion shares of the Corporation's common stock outstanding at all times during the one year period preceding the submission of the Proposals. Thus, the Proponent's 20.1421 shares of the Corporation's common stock represents significantly less than 1% of the Corporation's outstanding shares of common stock. Further, the Proponent did not state that he intends to continue to hold his securities through the date of the 2008 Annual Meeting as required.

Pursuant to Rule 14a-8(f) and SLB 14, Part C, Question 6(c), the Corporation believes that it was not required to provide the Proponent with further notice of his ownership eligibility deficiency. Nevertheless, the Corporation informed the Proponent by letter dated October 16, 2007 (the "Defect Letter") of his ownership eligibility defect and inquired whether the Proponent held any additional shares of the Corporation's common stock other than the approximately 20.142 shares specified in its stockholder records. In addition, the Defect Letter requested a written statement from the Proponent that he intends to hold his securities through the date of the 2008 Annual Meeting. A copy of the Defect Letter is attached as **Exhibit B**. The Defect Letter was sent to the Proponent on October 17, 2007 by Federal Express--within 14 days of the Corporation's receipt of the Proposals. The Defect Letter clearly notified the Proponent that the Proponent had 14 calendar days from receiving the Corporation's letter to demonstrate that he satisfied the ownership eligibility requirements of Rule 14a-8(b) and to provide the requested written statement. In addition, the Corporation provided a copy of Rule 14a-8 with the Defect Letter. According to Federal Express tracking records, a copy of which is attached as **Exhibit C**, the Defect Letter was received by the Proponent on October 18, 2007. As of the date of this letter, the Proponent has not cured his eligibility defects or responded in any way to the Defect Letter. The Division has consistently concluded that shareholder proposals may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b)(1) where the proponent failed to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirement or failed to provide the required written statement. *See Torotel, Inc.* (August 29, 2007); *KeySpan Corporation* (March 2, 2006); *Sirius Satellite Radio, Inc.* (March 19, 2007); *Baxter International, Inc.* (February 22, 2006); and *Harleysville Savings Financial Corporation* (October 23, 2007).

In this case, the Proponent has not continuously held at least $2,000 in market value, or 1%, of the

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[1] Market value was determined in according to Staff Legal Bulletin No. 14 "Shareholder Proposals," dated July 13, 2001 ("SLB 14") by multiplying the number of securities owned by the shareholder for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal.

Corporation's securities entitled to be voted on the Proposals at the 2008 Annual Meeting for at least one year by the date the Proponent submitted the Proposals. In addition, the Proponent has not provided documentary support evidencing that the Proponent satisfied the minimum ownership requirements of Rule 14a-8(b) or the required written statement. Accordingly, based on the foregoing, the Proposals may be omitted from the proxy materials for the Corporation's 2008 Annual Meeting.

2. The Corporation may omit the Proposals pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponent has submitted more than one proposal for inclusion in the Corporation's proxy materials for the 2008 Annual Meeting.

All of the Proposals may be excluded from the proxy materials for the 2008 Annual Meeting because the Proponent submitted more than one proposal to the Corporation for inclusion in its proxy materials and, when timely notified of the violation of the applicable rules, the Proponent failed to respond. Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one or more procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice. The submission clearly presents more than one proposal. The face of the Proponent's submission included eight numbered items to be proposed at the 2008 Annual Meeting. The Proposals include: allowing only the Corporation's president to sit on the Corporation's Board of Directors, selecting auditors based on competitive bids, adopting various mail recording functions, using a certain format for bank communications and other matters that are not entirely clear.

In addition to the matters noted in Part 1 above, the Defect Letter also informed the Proponent of the one proposal requirement set forth in Rule 14a-8(c). The Defect Letter stated that the Proponent would need to revise his submission to include only one proposal, and that the Proponent had 14 calendar days from the date of receipt of the Corporation's letter to correct the deficiency. *See* **Exhibit B**. As of the date of this letter, the Proponent has not revised his previous submission. On numerous occasions similar to the circumstances at issue here, the Division has relied on Rule 14a-8(c) and (f) to permit a company to omit a shareholder submission containing multiple proposals. *See generally, AmerInst Insurance Group, Ltd.* (April 3, 2007); *Peregrine Pharmaceuticals, Inc.* (July 28, 2006); *Compuware Corporation* (July 3, 2003); *Fotoball USA, Inc.* (April 3, 2001); *American Electric Power Co., Inc.* (January 2, 2001); and *IGEN International, Inc.* (July 3, 2000).

In summary, the Proponent's request contains multiple proposals contrary to Rule 14a-8(c), the Corporation provided timely notice of this deficiency as required by Rule 14a-8(f)(1), and the Proponent failed to correct the deficiency. Accordingly, the Corporation may exclude the Proposals from its proxy materials for the 2008 Annual Meeting.



CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in my absence, William J. Mostyn III, Deputy General Counsel and Corporate Secretary of the Corporation at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: William C B Lynch

EXHIBIT A

'Be not afraiD"

harbor view street
ston massachusetts
0. 10 07

The Bank of America Corporation
att Coporate secretary
101 South Tyson Street
n c 1 002 29 01
Charlotte North carolina
28255

Re-Forthcoming Proposals dor Shareholders meeting

To whom it may concern,
I will ask the below listed proposals are considered and made a part of the existing bank policy or equal:
1-Only the president shall be a part of the Durectir ship hence 'a conflict' of interest is checked on the appicant or appicants for the noted memebesgip
2-Bids shall be required for the party or partys for auditor or equal
3-Stoaks are merged
4-A merger occur on any and all plans hence no duplication ie.I stock plan with benifits and say Savings ppans or any other program(s)
5-A record of mail is kept and a copy is maintained by/for the customer(s)to see if bank operation(s)are being done
5-Review mailings(see encloed)before a mailing goes out I am sick and tired of the way my name et/all has been handled
6-The Bank is for the public and so:
1-any docyment the bank prepares is printed per line ½ ¼ per line
2-The wording sahll be in English
"No fine print"
7-Plans of a similiae nature that the bank prepares is merged i.e.Mortgae/ savings etc
8-C O R Y Checks are/is done on any personnel are done by the bank
Using "Roberts" these are considered passed.
May I thank you for your consideration of this institution

Very Sincerely,
William C B Lynch
ba cb cho Ires rs
c.c.file

20,1421 shares

EXHIBIT B



Legal Department

October 16, 2007

Federal Express
Overnight Delivery

Mr. William C B Lynch
BA CB CHO IRES RS
79 Harbor View Street
Boston, MA 02125

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Lynch:

On October 12, we received your request to include several stockholder proposals in the Corporation's 2008 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain eligibility and procedural defects in your submission, as describe below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder's meeting. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

Our records reflect that you are the "record" holder of 20.142 shares of the Corporation's common stock worth approximately $1,035. In accordance with Rule 14a-8(b), of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a proposal, "you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the annual meeting." If you hold additional shares in "street name" please send a written statement from the "record" holder of your shares, verifying the number of shares and length of time you have owned them. We must receive such documentation **within 14 calendar days** of your receipt of this letter.

In addition, under Rule 14a-8(b), you must also provide us with a written statement that you intend to continue to hold your securities through the date of the 2008 meeting of shareholders. We must receive your written statement **within 14 calendar days** of your receipt of this letter.

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

Recycled Paper

Again, please note that if we do not receive your revised submission, your ownership documentation or your written statement within 14 calendar days of your receipt of this letter, we may properly exclude your proposal from our 2008 proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, you can call me at 704-386-7483.

Very truly yours,



Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal
Attachment

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

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*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or .

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

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*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

© 2007 Aspen Publishers, Inc.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

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*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

© 2007 Aspen Publishers, Inc.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

---

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

© 2007 Aspen Publishers, Inc.

EXHIBIT C

Our records indicate that the following shipment has been delivered:

Ship (P/U) date:	Oct 17, 2007
Delivery date:	Oct 18, 2007 2:42 PM
Sign for by:	.LYNCH
Delivered to:	Residence
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	Residential Delivery Direct Signature Required Deliver Weekday
Tracking number:	790361765130

Shipper Information	Recipient Information
Kristin M. Oberheu	William CB Lynch
Bank of America Legal Dept.	BA CB CHO IRES RS;79 Harbor View St.
101 S. Tryon Street;NC1-002-29-01	Boston
Charlotte	MA
NC	US
US	021251326
282550001	

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

The submission relates to various matters.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Bank of America may exclude the submission under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the proponent did not respond to Bank of America's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the submission from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,



Greg Belliston
Special Counsel

END